Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DETERMINATION

OF

RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS

OF

SERIES A CONVERTIBLE 10% CUMULATIVE PREFERRED STOCK

OF

PACIFIC MERCANTILE BANCORP

Raymond E. Dellerba and Nancy A. Gray hereby that:

1. They are the President and Chief Executive Officer and Senior Executive Vice President and Chief Financial Officer, respectively, of Pacific Mercantile Bancorp, a corporation organized and existing under the laws of California (hereinafter called the “Corporation”).

2. Section 4.1 of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Convertible 10% Cumulative Preferred Stock (the “Series A Preferred Stock”) of the Corporation is amended to read in its entirety as follows:

“4.1 Dividends on each outstanding share of Series A Preferred Stock shall be payable at a rate per annum of 10% of the Purchase Price Per Share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or similar recapitalization). Dividends shall be payable if, as and when declared by the Board of Directors, solely out of funds lawfully available for the payment of dividends and distributions on shares of its capital stock by the Corporation under applicable laws and regulations or, at the Corporation’s election, with shares of Common Stock, and until paid will be cumulative and will accrue on each share of Series A Preferred Stock from its Original Issue Date until paid in the manner set forth herein. No interest or sum of money or other consideration in lieu of interest will be payable or paid on any accrued but unpaid dividends on Series A Preferred Stock.”

3. Section 4.4 of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Convertible 10% Cumulative Preferred Stock of the Corporation is amended to read in its entirety as follows:

“4.4 Upon the conversion of any Series A Shares, whether at the option of the Holder thereof pursuant to Section 8.1 hereof (an “Optional Conversion”) or upon the Mandatory Conversion of the Series A Shares pursuant to Section 8.2 hereof, as the case may be, all accrued but unpaid dividends thereon shall be paid, in cash or, at the Corporation’s election, in shares of Common Stock by the Corporation to such Holder, provided, however, that the Corporation shall have first obtained any Required Approvals to pay such dividends and the payment of such dividends shall not constitute a Violation; and provided, further, that for any dividends paid in shares of Common Stock, the number of shares of Common Stock payable shall be calculated by dividing the amount of accumulated but unpaid dividends by the greater of: (i) the Book Value Per Share (as defined below) or (ii) the closing price per share of the Corporation’s Common Stock on the NASDAQ Stock Market (or the principal market on which the Corporation’s Common Stock is then trading, if other than the NASDAQ Stock Market) on the trading day next preceding the date on which such dividends are declared (provided that, in lieu of issuing any fractional shares, Corporation shall either (a) arrange for the disposition of any fractional shares by those entitled thereto or (b) pay in cash the fair value of the fractions of a share as of the time when those entitled to receive those fractions of a share are determined). “Book Value Per Share” means the Corporation’s common shareholders’ equity (inclusive of goodwill and other intangible assets of the Corporation), divided by the total number of shares of the Corporation’s Common Stock outstanding, as set forth in or determined from the Corporation’s Quarterly Report on Form 10-Q, Annual Report on Form 10-K or other report last filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to the

Exchange Act prior to the date on which the dividends are declared (the “Last Filed Exchange Act Report”). In the event that the Corporation is not able to pay any such dividends, either in cash or shares of Common Stock on the Mandatory Conversion Date of the Series A Shares due to an inability to obtain any such Required Approvals or because such payment would constitute a Violation, then, notwithstanding anything to the contrary that may be contained in this Certificate of Determination, the Mandatory Conversion Date shall be extended to such later date as of which such Regulatory Approvals have been obtained or have ceased to be required, as the case may be, and no Violation will result from the payment in cash or shares of Common Stock of such dividends (the “Extended Mandatory Conversion Date”) and each outstanding Share of Series A Preferred Stock shall remain outstanding and shall continue to accrue dividends, at the rate specified in Section 4.1 hereof (as the same may have been or may be adjusted as provided herein), until the earlier of (i) such Extended Mandatory Conversion Date or (ii) the date as of which the Holder of such share of Series A Preferred Stock optionally elects, pursuant to Section 8.1 hereof, to convert such Series A Share into Common Stock, provided, however, that if, in such an event, any Holder of any Series A Share so elects to optionally convert such share of Series A Preferred Stock prior to the Extended Mandatory Conversion Date, then the Corporation shall not be required to pay and such Holder shall irrevocably forego completely and absolute, the right to receive any unpaid dividends that have accrued thereon to the date of such Optional Conversion. The inability of the Corporation to pay any accrued but unpaid dividends on any Series A Shares, whether upon any Mandatory Conversion Date or upon an Optional Conversion thereof, due to an inability to obtain any Required Approval or because the payment thereof by the Corporation would constitute a Violation, shall in no event and under no circumstance constitute an arrearage in the payment of such dividends or subject the Corporation to any liability of any kind or nature whatsoever.”

4. The foregoing amendment of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock of the Corporation has been duly approved by the Board of Directors.

5. The foregoing amendment of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock of the Corporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of stock of the Corporation entitled to vote on the foregoing amendment was (a) 123,000 outstanding shares of Preferred Stock, comprised of 11,000 shares of Series A Preferred Stock and 112,000 shares of Series B Preferred Stock, and (b) 12,273,003 outstanding shares of Common Stock. The number of shares voting in favor of the amendment exceeded the votes required. The percentage votes required were (i) more than fifty percent (50%) of the outstanding shares of the Series A Preferred Stock voting as a separate class, and (ii) more than fifty percent (50%) of all of the outstanding shares of Common Stock and Preferred Stock voting together.

6. Raymond E. Dellerba and Nancy A. Gray declare under penalty of perjury under the laws of the State of California that they have read the foregoing certificate and know the contents thereof and that the same is true of their own knowledge.

Executed on January 26, 2012 at Costa Mesa, California.

/s/ RAYMOND E. DELLERBA
Raymond E. Dellerba
President and Chief Executive Officer

/s/ NANCY A. GRAY
Nancy A. Gray Senior Executive Vice President and Chief Financial Officer